# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VYNE Therapeutics Inc., CIK 0001566044
CUSIP: 92941V308
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 685 Route 202/206 N, Suite 301, Bridgewater, New Jersey (NJ), 08807
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001442891

## Reporting persons
- Eventide Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,849,597; shared voting power 0; sole dispositive power 1,849,597; shared dispositive power 0; aggregate amount beneficially owned 1,849,597 (9.99% of the class)
- Finny Kuruvilla, M.D. Ph. D.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,849,597; sole dispositive power 0; shared dispositive power 1,849,597; aggregate amount beneficially owned 1,849,597 (9.99% of the class)
- Robin C. John: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,849,597; sole dispositive power 0; shared dispositive power 1,849,597; aggregate amount beneficially owned 1,849,597 (9.99% of the class)

## Item 1. Issuer
Name of issuer: VYNE Therapeutics Inc.
Address of issuer's principal executive offices: 685 Route 202/206 N., Suite 301, Bridgewater, NJ 08807

## Item 2. Person Filing
Name of person filing:
(i) Eventide Asset Management, LLC ("Eventide")
(ii) Finny Kuruvilla, M.D., Ph.D. ("Kuruvilla")
(iii) Robin C. John ("John")
Address of principal business office or, if none, residence:
Eventide, Kuruvilla and John:
One International Place, Suite 4210
Boston, Massachusetts 02110
Citizenship:
Eventide: Delaware
Kuruvilla: United States
John: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
(i) Eventide: 1,849,597
(ii) Kuruvilla: 1,849,597
(iii) John: 1,849,597
Percent of class:
(i) Eventide: 9.99%
(ii) Kuruvilla: 9.99%
(iii) John: 9.99%
Sole power to vote or to direct the vote:
(1) Eventide: 1,849,597
(2) Kuruvilla: 0
(3) John: 0
Shared power to vote or to direct the vote:
(1) Eventide: 0
(2) Kuruvilla: 1,849,597
(3) John: 1,849,597
Sole power to dispose or to direct the disposition:
(1) Eventide: 1,849,597
(2) Kuruvilla: 0
(3) John: 0
Shared power to dispose or to direct the disposition:
(1) Eventide: 0
(2) Kuruvilla: 1,849,597
(3) John: 1,849,597

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
This Schedule 13G amendment is being filed to disclose a change in the mix of security types owned. As of June 30, 2025, Eventide is the beneficial owner of common stock of the Issuer ("Common Stock") issuable upon the exercise of pre-funded warrants (the "Warrants") as the investment adviser to Eventide Healthcare Innovation Fund I LP, a private fund (the "Fund"); provided that the Warrants may not be exercised if such exercise would cause the holder to beneficially own in excess of 9.99% of the number of shares of the Issuer's Common Stock then outstanding.

Eventide Asset Management, LLC is the Managing Member of Eventide Healthcare Innovation Fund I GP LLC which is the general partner of the Fund. The Warrants would be exercisable for up to 5,287,413 shares of Common Stock, subject to the limitation on exercise. If not for such limitation on exercise, the Reporting Persons would beneficially own in excess of 9.99% of the Issuer's Common Stock. The percentages reported herein regarding the Reporting Persons' holdings are calculated based upon information in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2025, as filed with the Securities and Exchange Commission on May 8, 2025, citing 16,664,892 outstanding shares of Common Stock of the Issuer as of May 1, 2025.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

## Exhibits
EXHIBIT 1

WHEREAS, in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act"), only one joint Statement and any amendments thereto need to be filed whenever one or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

Eventide Asset Management, LLC, Finny Kuruvilla, M.D., Ph. D. and Robin C. John do hereby agree, in accordance with Rule 13d-1(k)(1) under the Act, to file a Statement on Schedule 13G relating to their ownership of the Common Stock of the Issuer, and do hereby further agree that said Statement on Schedule 13G shall be filed on behalf of each of them.

Eventide Asset Management, LLC

Date: August 14, 2025
By: /s/ Peter J. Luiso
Name: Peter J. Luiso
Title General Counsel

Finny Kuruvilla, M.D., Ph. D.
Date: August 14, 2025
By: /s/ Finny Kuruvilla, M.D., Ph. D.
Name: Finny Kuruvilla, M.D., Ph. D.

Robin C. John
Date: August 14, 2025
By: /s/ Robin C. John
Name: Robin C. John

## Signatures
- Eventide Asset Management, LLC: /s/ Peter J. Luiso, Peter J. Luiso, General Counsel (08/14/2025)
- Finny Kuruvilla, M.D. Ph. D.: /s/ Finny Kuruvilla, M.D., Ph. D., Finny Kuruvilla, M.D., Ph. D. (08/14/2025)
- Robin C. John: /s/ Robin C. John, Robin C. John (08/14/2025)